

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2025

Marcos Gradin
Chief Financial Officer
Loma Negra Compania Industrial Argentina Sociedad Anonima
Cecilia Grierson 355 , 4th Floor
Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires
Republic of Argentina

> **Re: Loma Negra Compania Industrial Argentina Sociedad Anonima**
> **Form 20-F for the Year Ended December 31, 2024**
> **Filed April 29, 2025**
> **File No. 001-38262**

Dear Marcos Gradin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing